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                                                                    EXHIBIT 2.5


                              EMPLOYMENT AGREEMENT

                  This Employment Agreement ("Agreement") is made and entered into as of this 10th day of September 1999, to become effective at the time set forth in Section 1 hereof, between eSoft, Inc., a Delaware corporation (the "Company"), and Perry B. Flinn, an individual resident of the state of Georgia (the "Executive").

                                     RECITAL

                  A. The Company desires to employ the Executive as Vice President of Technology, and the Executive desires to be employed by the Company in such position upon the terms and conditions set forth in this Agreement.

                  B. The Executive acknowledges that during the course of the Executive's employment the Executive will receive or be exposed to certain confidential information and trade secrets (collectively referred to as "Confidential Information") of the Company. The Executive also acknowledges that this Confidential Information is among the Company's most important assets and that the value of this Confidential Information would be diminished or extinguished by its disclosure.

                                    AGREEMENT

                  In consideration of the mutual promises contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

                  1. Employment; Position; Term. The Company hereby employs the Executive and the Executive hereby accepts employment with the Company in the capacity of Vice President of Technology. Subject to Section 4, the term of Executive's employment under this Agreement (the "Term") shall be for 24 months, beginning on the date on which the Company completes its merger with Technologic, Inc. ("Technologic").

                  2. Duties, Responsibilities and Authority. In the capacity as Vice President of Technology for the Company, the Executive shall have primary responsibility for guiding the Company's strategic technical direction and ensuring the architectural soundness and integrity of the Company's products. The Executive shall report to and be subject to the direction and control of the Vice President of Engineering of the Company. The Executive shall devote substantially all of Executive's full professional and managerial time and effort to the performance of the duties as Vice President of Technology, at such location or locations within the Metro Atlanta area as the Company may require from time to time, and shall not engage in other business activity or activities which, in the reasonable good-faith judgement of the President of the Company, conflict with the performance of duties under this Agreement.


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                  3. Compensation

                           (a) Salary. For services rendered under this
Agreement, the Company shall pay the Executive a salary at the rate of $8,333.33 per month, payable to Executive on the Company's regular reoccurring pay period, but in no event less than monthly installments.

                           (b) Bonus. The Executive shall be eligible to receive
a performance bonus based upon mutually agreed company and department performance criteria for each fiscal quarter of the Company completed during the term of this Agreement. The target bonus pay at 100% of attainment is $10,000 per quarter. The payment of the Executive's incentive pay shall be made as soon as practicable but no later than sixty (60) days following the end of the quarter

                           (c) Stock Options. The Company agrees to immediately
grant to the Executive on the first day of the Term of this Agreement incentive stock options pursuant to the Company's Stock Option Plan to purchase up to 60,000 shares of the Company's common stock at an exercise price equal to the fair market value of the Company's common stock on the day of the grant, subject to board approval. Shares shall vest over a 36 month period with no vesting until April 1, 2000, on which date seven thirty-sixths (7/36) of the options will vest, and then one thirty-sixth (1/36) will vest on the first day of each month thereafter. In the event that prior to April 1, 2000 either (i) the Executive terminates his employment for Executive Cause or the Company terminates the Executive's employment without Company Cause, or (ii) there is a Change in Control (as defined in Section 12 of this Agreement), no fewer than nine thirty-sixths (9/36) of the options granted to the Executive by the Company shall be deemed to have vested. Subject to the immediately preceding proviso, vesting shall occur as long as the Executive remains an employee of the Company. The options, once vested shall have an expiration date of 4 years from the date of grant of the option. In addition, the Executive may participate in stock option programs of the Company upon such terms as the administrators of such programs in their discretion determine.

                           (d) Incentive Pay. The Executive shall receive an
incentive payment of two percent (1%) of the sales net of any returns, discounts or allowances on the Sabre Account (as defined below) (the "Incentive Pay"). Incentive Pay shall be paid to Executive monthly and will be paid so long as Executive is employed by the Company and, in the event of the termination of Executive's employment with the Company, for the period specified in Section 7 below; provided, however, if the Executive has resigned without Executive Cause (as defined below) or been terminated for Company Cause (as defined below), the Company shall have no further obligation or liability thereafter with respect to Executive's Incentive Pay. As used herein, the term "Sabre Account" shall mean invoices billed with respect to systems purchased directly by the Sabre Group or by travel agencies based upon a recommendation from employees of or consultants to the Sabre Group.

                           (e) Annual Review. The Executive's salary, bonus,
options and terms of the severance in Section 7 of this Agreement shall be reviewed annually beginning January 1, 2000 and may be increased as the Board deems appropriate, but shall not be decreased during the Term without written mutual agreement.


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                           (f) Benefits and Vacation. The Executive shall be
eligible to participate in such insurance programs (health, disability and life) and such other health, dental, retirement or similar employee benefits programs as the Board may approve, on a basis comparable to that available to other officers and executive employees of the Company. The Executive shall be entitled to the same amount and terms of paid time off as other officers and executive employees of the Company and the Executive shall receive full credit for time employed by Technologic in calculating years of service. Vacation time may be accumulated for up to one year beyond the year for which it is accrued and may be used any time during such year. Any vacation time not used during such additional year shall be forfeited. The value of any accrued but unused and unforfeited vacation time shall be paid in cash to the Executive upon termination of Executive's employment for any reason.

                           (g) Reimbursement of Expenses. The Company shall
reimburse the Executive in a timely manner for all reasonable out-of-pocket expenses incurred by the Executive in connection with the performance of the Executive's duties under this Agreement; provided that the Executive presents to the Company an itemized accounting of such expenses including reasonable supporting data and follows the Company's written travel policies, which the Company has provided to the Executive. Notwithstanding the above, the Executive shall be entitled to utilize Business Class travel for international air travel at any time, and from time to time, after the Company has reported profitable net income for any quarterly period.

                  4. Termination.

                           (a) Termination by the Company without Company Cause.
Notwithstanding anything to the contrary contained herein but subject to Section 7 hereof, the Company may, by delivering thirty (30) days' prior written notice to the Executive, terminate the Executive's employment at any time without Company Cause (as hereinafter defined).

                           (b) Termination by the Executive without Executive
Cause. Notwithstanding anything to the contrary contained herein but subject to
Section 7 hereof, the Executive may, by delivering thirty (30) days' prior written notice to the Company, terminate the Executive's employment hereunder.

                           (c) Termination by the Company for Company Cause. The
Company may terminate the Executive's employment for Company Cause immediately upon written notice to Executive stating the basis for such termination. "Company Cause" for termination of the Executive's employment shall only be deemed to exist if the Executive has (i) breached any material provision of this Agreement and if such breach continues or recurs more than thirty (30) days after notice from the Company specifying the action which constitutes such breach and demanding its discontinuance, (ii) exhibited willful disobedience of lawful directions of the President or of the Board, or (iii) committed gross malfeasance in performance of Executive's duties hereunder or acts resulting in an indictment charging the Executive with the commission of a felony; provided that the commission of acts resulting in such an indictment shall constitute Company Cause only if a majority of the directors who are not also subject to any such indictment determine that the Executive's conduct has substantially adversely affected the Company or its reputation. A material failure to perform Executive's duties hereunder that results from the disability of the Executive shall not be considered Company Cause for Executive's termination.


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                           (d) Termination by the Executive for Executive Cause.
The Executive may terminate employment for Executive Cause immediately upon written notice to the Company stating the basis for such termination. "Executive Cause" for termination of employment by the Executive shall only be deemed to exist if the Company has breached any material provision of this Agreement and if such breach continues or recurs more than thirty (30) days after notice from the Executive specifying the action which constitutes such breach and demanding its discontinuance, or if the Company is engaged in unlawful activity or requests the Executive to engage in unlawful activity.

                  5. Disability. In the event of disability of the Executive during the term hereof, the Company shall, during the continuance of Executive's disability but only for a maximum of 90 days following the determination of disability, (i) pay the Executive the Executive's then current salary, as provided for in Sections 3(a) and 3(e) above, (ii) make all payments to Executive pursuant to Sections 3(b), 3(c) and 3(d) above, and (iii) continue to provide the Executive all other benefits provided hereunder. As used herein, the term "disability" shall mean the complete and total inability of the Executive, due to illness, physical or comprehensive mental impairment, to substantially perform all of Executive's duties as described herein for a consecutive period of ninety (90) days or more.

                  6. Death. In the event of the death of the Executive, except with respect to any benefits which have accrued and have not been paid to the Executive hereunder, the provisions of this Agreement shall terminate immediately. The Executive's estate shall have the right to receive compensation due to the Executive as of and to the date of Executive's death and shall have the right to receive an additional amount equal to one-twelfth (1/12th) of the Executive's annual compensation then in effect.

                  7. Severance. In the event that the Executive's employment is terminated by the Company other than for Company Cause or death of the Executive, or in the event there is either a material change in the responsibilities of the Executive or a loss of his position within six (6) months after a Change of Control, or if Executive terminates this Agreement for Executive Cause, the Executive shall be entitled to receive Executive's then current salary, Incentive Pay and benefits, as provided for in Sections 3(a), 3(b), 3(c), 3(d) and 3(f) above, payable in semi-monthly installments, for the greater of three (3) months or the number of months which equals the number of years that have elapsed from the initial date of this Agreement until the date of the Executive's termination by the Company; provided, however, that if any of such payments would (i) constitute a "parachute payment" within the meaning of
Section 280G of the Internal Revenue Code of 1986 (the "Code") and (ii) but for this provision, be subject to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"); the amount payable hereunder shall be reduced to the largest amount which the Executive determines would not result in any portion of the payments hereunder being subject to the Excise Tax. If the Executive voluntarily resigns Executive's employment hereunder without Executive Cause, or if Executive's employment is terminated for Company Cause, the Executive shall not be entitled to any severance pay or other compensation beyond the date of termination of Executive's employment.


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                  8. Covenant Not to Compete.

                           (a) During the continuance of the Executive's
employment hereunder, and for a period of twelve (12) months after termination of the Executive's employment hereunder, pursuant to section 4(b) or 4(c) hereof, the Executive shall not obtain or accept a position with any business which competes with the Company or its affiliates anywhere in the United States or Canada during the Executive's employment hereunder or at the time of termination, whereby Executive will likely use Confidential Information or whereby Executive has duties for such competitor that are the same or substantially similar to those actually performed hereunder.

                           (b) The Executive shall not, for a period of twelve
(12) months after termination of the Executive's employment hereunder, pursuant to section 4(b) or 4(c) hereof, employ, engage or seek to employ or engage for himself or any other person or entities, any individual who is or was employed or engaged by the Company or any of its affiliates until the expiration of six
(6) months following the termination of such person's or entity's employment or engagement with the Company or any of its affiliates.

         Nothing contained in this Section 8 is intended to prevent Executive from investing in stock or other securities listed on a national securities exchange or actively traded on the over the counter market of any corporation which competes with the Company; provided, however, that Executive shall not hold more than a total of five percent (5%) of all the issued and outstanding stock or other securities of any such corporation (other than the Company or its affiliates).

                  9. Trade Secrets and Confidential Information. During Executive's employment by the Company and for a period of five (5) years thereafter, the Executive shall not, directly or indirectly, use, disseminate, or disclose for any purpose other than for the purposes of the Company's business, any Confidential Information of the Company or its affiliates, unless such disclosure is compelled in a judicial proceeding. Upon termination of Executive's employment, all documents, records, notebooks, and similar repositories of records containing information relating to any Confidential Information then in the Executive's possession or control, whether prepared by him or by others, shall be left with the Company or, if requested, returned to the Company. Confidential Information shall not include information that has become generally available to the public by the act of any person who has the right to disclose such information.

                  10. Severability. It is the desire and intent of the undersigned parties that the provisions of Sections 8 and 9 shall be enforced to the fullest extent permissible under the laws in each jurisdiction in which enforcement is sought. Accordingly, if any particular sentence or portion of either Section 8 or 9 shall be adjudicated to be invalid or unenforceable, the remaining portions of such section nevertheless shall continue to be valid and enforceable as though the invalid portions were not a part thereof. In the event that any of the provisions of Section 8 relating to the geographic areas of restriction or the provisions of Sections 8 or 9 relating to the duration of such Sections shall be deemed to exceed the maximum area or period of time which a court of competent jurisdiction would deem enforceable, the geographic areas and times shall, for the purposes of this Agreement, be deemed to be the maximum areas or time periods which a court of competent jurisdiction would deem valid and enforceable in any state in which such court of competent jurisdiction shall be convened.


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                  11. Injunctive Relief. The Executive agrees that any violation by Executive of the provisions contained in Sections 8 and 9 are likely to cause irreparable damage to the Company, and therefore Executive agrees that if there is a breach or threatened breach by the Executive of the provisions of said sections, the Company shall be entitled to pursue an injunction restraining the Executive from such breach, and Executive will make no objection to the form of relief sought. Nothing herein shall be construed as prohibiting the Company from pursuing any other available remedies for such breach or threatened breach.

                  12. Miscellaneous.

                           (a) Notices. Any notice required or permitted to be
given under this Agreement shall be directed to the appropriate party in writing and mailed or delivered, if to the Company, to eSoft, Inc., to the attention of the President, at 295 Interlocken Blvd, #500, Broomfield, Colorado 80021, and if to the Executive, at 175 Abington Drive, Atlanta, GA 30328. Notification addresses may be changed with written notice provided to the other party in accordance with this Section 12(a).

                           (b) Binding Effect. This Agreement is a personal
service agreement and may not be assigned by the Company or the Executive, except that the Company may assign this Agreement to a successor of the Company through a Change of Control (as defined in the Company's Equity Incentive
Plan)." Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, and legal representatives.

                           (c) Career Advancement. It is understood by the
parties that, upon the position of Chief Technology Officer becoming open, the Company will utilize reasonable efforts to promote Executive into this position within sixty (60) days of this position becoming open. The parties also agree that this is not a binding commitment and such decision will be based upon a number of factors, including, but not limited to, Executive's performance and contributions to the Company prior to such position becoming open and a determination as to whether the duties and responsibilities of the position can effectively be performed from a location remote from the Company's corporate headquarters. In the event that the conditions above have been satisfied and such promotion to Chief Technology Officer is not made on or before April 1, 2000, then a material breach shall be deemed to have occurred and the Executive can elect to terminate this Agreement for Executive Cause. The Executive must provide written notification to the Company of such election to terminate for Executive Cause no later than April 15, 2000.

                           (d) Amendment. This Agreement may not be amended
except by an instrument in writing executed by each of the undersigned parties.

                           (e) Applicable Law. This Agreement is entered into in
the State of Colorado and for all purposes shall be governed by the laws of the State of Colorado.

                           (f) Attorney's Fees. In the event either party takes
legal action to enforce any of the terms of this Agreement, the unsuccessful party to such action will pay the successful party's reasonable expenses, including attorney's fees, incurred in such action.


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                           (g) Entire Agreement. This Agreement supersedes and
replaces all prior agreements between the parties related to the employment of the Executive by the Company.


                                   SIGNATURES

                  IN WITNESS WHEREOF, the parties have executed this Agreement as of the first date mentioned above.


                                       THE COMPANY:

                                          By:     /s/ Robert C. Hartman
                                             -----------------------------------
                                          Name:   Robert C. Hartman
                                          Title:  Vice President of Engineering


                                       THE EXECUTIVE:


                                          By:     /s/ Perry B. Flinn
                                             -----------------------------------
                                          Name:   Perry B. Flinn


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